January 15, 2026

Jason Kulas
Manager and Chief Executive Officer
EFCAR, LLC
2101 W. John Carpenter Freeway
Irving, Texas 75063

       Re: EFCAR, LLC
           Registration Statement on Form SF-3
           Filed December 19, 2025
           File No. 333-292293
Dear Jason Kulas:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Cover Page

2. We note that the disclosure here and elsewhere throughout the prospectus contemplates either "sub-prime" or "near-prime" loans in the asset pool, but neither
       type of loan appears to be defined. We understand that a near-prime loan is distinguished from other sub-prime loans by certain characteristics but nevertheless remains a sub-prime loan. Please revise your disclosure where appropriate to explain
 January 15, 2026
Page 2

       the distinction between sub-prime and near-prime loans. Please also confirm whether notes may be issued that are backed by an asset pool comprised of both sub- and near-
       prime loans and, if so, how such an asset pool would be presented in the disclosure.
Description of the Notes
Definitive Notes, page 120

3. We note the disclosure that definitive notes will "be transferable and exchangeable at the offices of the indenture trustee or of a certificate registrar named in a notice delivered to holders of the definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith." However, Section 2.12(b) of the Form of Indenture filed as
Exhibit 4.2
       contemplates Book-Entry Notes that are acquired after the Closing Date, then exchanged for Definitive Notes of the same Class. Such exchanges would see the initial principal amount of the Book-Entry Notes decreased by a "DWAC Decrease
       Amount." Please confirm whether this would constitute a service charge and revise your prospectus where appropriate to reflect the DWAC Decrease Amount.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donial Dastgir at 202-551-3039 or Arthur Sandel at 202-551-3262
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance